

August 31, 2011

Via E-mail
Ms. Amanda K. Maki
Lead Counsel – SEC & Reporting
LyondellBasell Industries N.V.
1221 McKinney Street
Suite 700
Houston, TX 77010

> **Re:** **LyondellBasell Industries N.V.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed August 17, 2011**
> **File No. 333-175077**

Dear Ms. Maki:

We have reviewed your registration statement and have the following comments.

General

1. We note the acknowledgements you provided at the end of your letter to us, dated August 16, 2011. The representations you provided relate to reports filed pursuant to the Securities Exchange Act of 1934. Before effectiveness, please provide us with a written statement from the company acknowledging that:

    - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    - the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Supplemental Letter

2. Please revise your supplemental letter to also represent that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, each

such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes.

Elements of our Executive Compensation Program, page 130

Annual Cash Incentive Compensation, page 130

3. We note your response to comment 14 of our letter dated July 19, 2011. However, we are unable to locate the additional disclosure you state has been provided on page 131. Please advise.

4. We note that at the outset of the discussion, you state that actual bonus payouts range from zero to 300% of target; however at the conclusion of the discussion about the portion of the bonus that is based on the company scorecard, you state that the Committee determined that, based on various factors, "less than the full 200% should be awarded." You also state that the bonuses are based 50% on the company scorecard and 50% on a weighted average of some or all award units. Please clarify what the maximum possible bonus amount is, as a percentage of target, and how the bonus calculations under the company scorecard and award units contribute to the amount of bonus paid.

5. Where you include new disclosure regarding the award units rating, you state that various metrics are weighted at 10%, 20%, 20% and 20%. Please clarify what metrics the remaining 30% is based upon.

You may contact Alfred Pavot, Staff Accountant, at (202) 551-3738 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director